UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Yirendai Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.0001

(Title of Class of Securities)

G9844L107

(CUSIP Number)

CreditEase Holdings (Cayman) Limited

3/F, Tower A, Winterless Center

1 West Dawang Road

Chaoyang District, Beijing 100022

The People’s Republic of China

Telephone: +86 10 5395-3680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 10, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9844L107

1	Name of Reporting Person CreditEase Holdings (Cayman) Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 161,981,412 Ordinary Shares
	8	Shared Voting Power 0
	9	Sole Dispositive Power 161,981,412 Ordinary Shares
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 161,981,412 Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 85.93% (1)
14	Type of Reporting Person (See Instructions) CO

(1)    The percentage is calculated based on 188,493,772 Ordinary Shares outstanding as of the Closing Date, which takes into account the issuance of Ordinary Shares contemplated in the Share Subscription Agreement, as amended.

CUSIP No. G9844L107

Item 1.  Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Yirendai Ltd., a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 10/F, Building 9, 91 Jianguo Road, Chaoyang District, Beijing 100022, the People’s Republic of China.

Item 2.  Identity and Background.

(a) – (c), (f) This Statement is being filed by CreditEase Holdings (Cayman) Limited, a company organized under the laws of the Cayman Islands (“CreditEase” or the “Reporting Person”).

CreditEase is the parent company and controlling shareholder of the Issuer. CreditEase is a large financial services company focusing on providing inclusive finance and wealth management products and services in China. The business address of CreditEase is 3/F, Tower A, Winterless Center, 1 West Dawang Road, Chaoyang District, Beijing 100022, the People’s Republic of China.

CreditEase is 43.4% owned indirectly by Mr. Ning Tang, who is the executive chairman of the Issuer and has become the chief executive officer of the Issuer since the Closing Date. The remaining outstanding shares of CreditEase are owned by IDG, KPCB China and Morgan Stanley Private Equity Asia through their respective investment vehicles.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Person are set forth on Schedule A hereto and are incorporated herein by reference.

(d), (e) During the last five years, none of the Reporting Person and, to the best of the Reporting Person’s knowledge, any of the persons listed in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Considerations.

CreditEase and the Issuer entered into a share subscription agreement on March 25, 2019 (the “Share Subscription Agreement”), a copy of which is attached hereto as Exhibit 99.1, and an amendment to the Share Subscription Agreement on July 10, 2019, a copy of which is attached hereto as Exhibit 99.2. The description of the Share Subscription Agreement and its amendment contained herein is qualified in its entirety by reference to Exhibit 99.1 and Exhibit 99.2, which are incorporated herein by reference. Pursuant to the Share Subscription Agreement, as amended, CreditEase transferred certain of its businesses, including online wealth management targeting the mass affluent, unsecured and secured consumer lending, SME lending, and other related services or businesses, to the Issuer and the Issuer issued 61,981,412 Ordinary Shares to CreditEase and paid RMB262.3 million cash for such transfer at a closing that occurred on July 10, 2019 (the “Closing Date”) with the remaining cash consideration of RMB2,626.7 million to be paid by installments afterwards with each payment contingent upon the acquired business achieving certain pre-agreed performance targets.

Information called for in this Item 3 is not applicable to persons listed in Schedule A hereto.

Item 4.  Purpose of Transaction.

The information set forth in Items 3 is hereby incorporated by reference in this Item 4.

The purpose of the transaction mentioned in the Item 3 above is to realign the businesses operated by CreditEase and the Issuer, and CreditEase’s subscription of the Ordinary Shares is for general investment purposes.

Although the Reporting Person and, to the best of the Reporting Person’s knowledge, any of the persons listed in Schedule A hereto have no present intention to acquire additional securities of the Issuer, the Reporting Person intends to regularly review its business operations, its investment in the Issuer, the business operations of the Issuer and, as a result thereof and subject to applicable laws and regulations, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by the Reporting Person in the open market, in privately negotiated transactions or otherwise, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

CUSIP No. G9844L107

Except as set forth in this Schedule 13D, the Reporting Person and, to the best of the Reporting Person’s knowledge, any of the persons listed in Schedule A hereto have no present plans or proposals that relate to or would result in:

(i)                                     The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer,

(ii)                                  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer,

(iii)                               A sale or transfer of a material amount of assets of the Issuer,

(iv)                              Any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board,

(v)                                 Any material change in the present capitalization or dividend policy of the Issuer,

(vi)                              Any other material change in the Issuer’s business or corporate structure,

(vii)                           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person,

(viii)                        A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,

(ix)                              A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or

(x)                                 Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

The responses of the Reporting Person to Rows (7) through (13) of the cover pages of this Statement are hereby incorporated by reference in this Item 5.

Immediately prior to the Closing Date, CreditEase held 100,000,000 outstanding Ordinary Shares of the Issuer. Pursuant to the Share Subscription Agreement, as amended, on the Closing Date, CreditEase subscribed 61,981,412 Ordinary Shares newly issued by the Issuer. As a result, CreditEase held a total of 161,981,412 outstanding Ordinary Shares of the Issuer, representing 85.9% of the Issuer’s total outstanding Ordinary Shares.

CUSIP No. G9844L107

The percentage of Ordinary Shares identified pursuant to Item 1 beneficially owned by the Reporting Person is based on 188,493,772 Ordinary Shares outstanding as of the Closing Date, which takes into account the issuance of Ordinary Shares contemplated in the Share Subscription Agreement, as amended.

Except as disclosed in this Statement, none of the Reporting Person or, to the best of their knowledge of the Reporting Person, any of the persons listed in Schedule A hereto beneficially owns any Ordinary Shares of the Issuer or has the right to acquire any Ordinary Shares of the Issuer.

Except as disclosed in this Statement, none of the Reporting Person, or to the best of their knowledge of the Reporting Person, any of the persons listed in Schedule A hereto presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares of the Issuer that they may be deemed to beneficially own.

Except as disclosed in this Statement, none of the Reporting Person or, to the best of their knowledge of the Reporting Person, any of the persons listed in Schedule A hereto has effected any transaction in the Ordinary Shares of the Issuer during the past 60 days.

Except as disclosed in this Statement, to the best knowledge of the Reporting Person and the persons listed in Schedule A hereto, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Person.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Share Subscription Agreement, as Amended

CreditEase and the Issuer entered into the Share Subscription Agreement on March 25, 2019 and an amendment to the Share Subscription Agreement on July 10, 2019. Pursuant to the Share Subscription Agreement, as amended, CreditEase transferred certain of its businesses, including online wealth management targeting the mass affluent, unsecured and secured consumer lending, SME lending, and other related services or businesses, to the Issuer and the Issuer, in consideration for such transfer, issued to CreditEase 61,981,412 Ordinary Shares and paid RMB262.3 million cash consideration on the Closing Date with the remaining the cash consideration of RMB2,626.7 million to be paid by installments afterwards with each payment contingent upon the acquired business achieving certain pre-agreed performance targets. The Share Subscription Agreement, as amended, contains customary representations, warranties and indemnities from each of CreditEase and the Issuer for a transaction of this nature.

The foregoing description of the Share Subscription Agreement, as amended, does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Share Subscription Agreement and the amendment to the Share Subscription Agreement, which are filed as Exhibit 99.1 and Exhibit 99.2, respectively, hereto and are incorporated herein by reference.

Amended and Restated Transitional Services Agreement

CreditEase entered into the Amended and Restated Transitional Services Agreement with the Issuer on March 25, 2019. Pursuant to the Amended and Restated Transitional Services Agreement, CreditEase will provide certain type of services to the Issuer based on the Issuer’s reasonable request during the service period at a price that is equal to the sum of the actual direct costs and indirect costs of providing such services.

The foregoing description of the Amended and Restated Transitional Services Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Amended and Restated Transitional Services Agreement. A copy of the Amended and Restated Transitional Services Agreement is filed as Exhibit 99.3 hereto and is incorporated herein by reference.

CUSIP No. G9844L107

Amended and Restated Non-competition Agreement

CreditEase entered into the Amended and Restated Non-competition Agreement with the Issuer on March 25, 2019. Pursuant to the Amended and Restated Non-competition Agreement, CreditEase agrees not to compete with the Issuer during the non-competition period in any of the following business or any business that is of the same nature as the following business, in each case unless as may otherwise be approved in writing by the audit committee of the board of directors of the Issuer:

(i)                         the operation of online consumer finance marketplace connecting investors and individual borrowers and facilitating unsecured loan products, and provision of related services, as conducted or contemplated to be conducted by the Issuer anywhere in the world;

(ii)                      the target business as defined thereunder, including but not limited to online wealth management targeting the mass affluent, unsecured and secured consumer lending, SME lending, and provision of related services, as conducted or contemplated to be conducted by the Issuer anywhere in the world; and

(iii)                   other businesses that we and CreditEase may mutually agree from time to time to be part of the business that CreditEase cannot compete with us.

The Amended and Restated Non-competition Agreement also provides for a mutual non-solicitation obligation that neither CreditEase nor the Issuer may, during the non-competition period, hire or solicit for hire, any active employees of or individuals providing consulting services to the other party, or any former employees of or individuals providing consulting services to the other party within six months of the termination of their employment or consulting services, without the other party’s consent, except for solicitation activities through generalized non-targeted advertisement not directed to such employees or individuals that do not result in a hiring within the non-competition period.

The foregoing description of the Amended and Restated Non-competition Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Amended and Restated Non-competition Agreement. A copy of the Amended and Restated Non-competition Agreement is filed as Exhibit 99.4 hereto and is incorporated herein by reference.

Amended and Restated Cooperation Framework Agreement

CreditEase entered into the Amended and Restated Cooperation Framework Agreement with the Issuer on March 25, 2019. Pursuant to the Amended and Restated Cooperation Framework Agreement, CreditEase agrees to provide the Issuer long-term services and support in terms of user acquisition, collection, technology support, business consulting services, credit assessment and management consulting services, internationalization consulting services, and wealth management consulting services at a price, if any, not higher than the fee rate charged by or to any unrelated third party, subject to adjustment.

The foregoing description of the Amended and Restated Cooperation Framework Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Amended and Restated Cooperation Framework Agreement. A copy of the Amended and Restated Cooperation Framework Agreement is filed as Exhibit 99.5 hereto and is incorporated herein by reference.

Amended and Restated Intellectual Property License Agreement

CreditEase entered into the Amended and Restated Intellectual Property License Agreement with the Issuer on March 25, 2019. Pursuant to the Amended and Restated Intellectual Property License Agreement, CreditEase and the Issuer grant to each other and each party’s respective subsidiaries and variable interest entities a worldwide, royalty-free, fully paid-up, non-sublicensable, non-transferable, limited, non-exclusive license of intellectual property owned by the licensing party to use, reproduce, modify, prepare derivative works of, perform, display, or otherwise exploit, except for certain trademarks with regard to which CreditEase agrees to grant the Issuer a worldwide, royalty-free, fully paid-up, sublicensable, transferable, unlimited and exclusive license to use, reproduce, modify, prepare derivative works of, perform, display, sublicense, transfer or otherwise exploit, until and unless such trademarks are transferred to the Issuer or any of our subsidiaries or consolidated variable interest entities.

CUSIP No. G9844L107

CreditEase and the Issuer also agree, to the extent permitted under applicable laws and regulations, to cooperate in sharing information and data collected from each party’s business operation, including without limitation borrower and investor information and credit and loan data, as reasonably requested by the requesting party. This information sharing is free of charge unless otherwise mutually agreed in writing.

The foregoing description of the Amended and Restated Intellectual Property License Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Amended and Restated Intellectual Property License Agreement. A copy of the Amended and Restated Intellectual Property License Agreement is filed as Exhibit 99.6 hereto and is incorporated herein by reference.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between each of the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Description
99.1

Share Subscription Agreement between CreditEase and Yirendai Ltd. dated March 25, 2019 (incorporated herein by reference to Exhibit 4.34 to the annual report on Form 20-F (File No. 001-37657), filed by Yirendai Ltd. with the Securities and Exchange Commission on April 29, 2019)

99.2	Amendment to the Share Subscription Agreement between CreditEase and Yirendai Ltd. dated July 10, 2019
99.3

Amended and Restated Transitional Services Agreement between CreditEase and Yirendai Ltd. dated March 25, 2019 (incorporated herein by reference to Exhibit 4.7 to the annual report on Form 20-F (File No. 001-37657), filed by Yirendai Ltd. with the Securities and Exchange Commission on April 29, 2019)

99.4

Amended and Restated Non-competition Agreement between CreditEase and Yirendai Ltd. dated March 25, 2019 (incorporated herein by reference to Exhibit 4.8 to the annual report on Form 20-F (File No. 001-37657), filed by Yirendai Ltd. with the Securities and Exchange Commission on April 29, 2019)

99.5

Amended and Restated Cooperation Framework Agreement between CreditEase and Yirendai Ltd. dated March 25, 2019 (incorporated herein by reference to Exhibit 4.9 to the annual report on Form 20-F (File No. 001-37657), filed by Yirendai Ltd. with the Securities and Exchange Commission on April 29, 2019)

99.6

Amended and Restated Intellectual Property License Agreement between CreditEase and Yirendai Ltd. dated March 25, 2019 (incorporated herein by reference to Exhibit 4.10 to the annual report on Form 20-F (File No. 001-37657), filed by Yirendai Ltd. with the Securities and Exchange Commission on April 29, 2019)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2019

CreditEase Holdings (Cayman) Limited

By:	/s/ Ning Tang
Name: Ning Tang
Title: Chairman and Chief Executive Officer

SCHEDULE A

Directors and executive officers of CreditEase

The names of the directors and the names and titles of the executive officers of CreditEase and their principal occupations are set forth below. Except for Tina Lin Chi Ju and Quan Zhou, the business address of the directors and executive officers is 3/F, Tower A, Winterless Center, 1 West Dawang Road, Chaoyang District, Beijing, the People’s Republic of China.

Name	Position with the Reporting Person	Present principal occupation	Citizenship	Shares beneficially owned
Directors:
Ning Tang	Chairman of the Board	*	P.R. China	70,299,932
Tina Lin Chi Ju(1)	Director	A managing partner of KPCB China and TDF Capital	Singapore	—
Quan Zhou(2)	Director	A board member of IDG VC Management Ltd.	United States	**

Executive officers:
Ning Tang	Chief Executive Officer	*	P.R. China	70,299,932
Mei Zhao	Chief Financial Officer	*	P.R. China	300,000

*	The principal occupation is the same as his/her position with CreditEase.
**	Holding indirectly less than 1% of our total outstanding shares.
(1)

The business address of Tina Lin Chi Ju is Level 19, Cheung Kong Center, 2 Queens Road, Central, Hong Kong. Tina Ju is a founding and managing partner of KPCB China, which holds certain equity interest in CreditEase through its affiliated funds.

(2)	The business address of Quan Zhou is 6th Floor, Tower A, COFCO Plaza, 8 Jianguomennei Avenue, Beijing 100005, the People’s Republic of China.